Exhibit 8.1

SUBSIDIARIES* OF THE REGISTRANT

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, a PRC company;

•	One Net Entertainment Limited, a PRC company;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, a PRC company;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, a PRC company;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, a Hong Kong company;

•	Tecface Communication Technology (Beijing) Limited, a PRC company; and

•	17fox Technology (Shenyang) Co. Limited, a 83.3% owned PRC company in China.

*	Insignificant subsidiaries are omitted.